Filed by CVS Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Conference Call Transcript

CVS - CVS Corporation at Morgan Stanley Global Consumer & Retail Conference

Event Date/Time: Nov. 15. 2006 / 10:55AM ET

C O R P O R A T E   P A R T I C I P A N T S

Mark Wiltamuth
Morgan Stanley - Analyst

Dave Rickard
CVS Corporation - EVP, CFO, Chief Admin. Officer

P R E S E N T A T I O N

Mark Wiltamuth - Morgan Stanley - Analyst

Okay, welcome back. Again, I'm Mark Wiltamuth, the drug retail analyst for Morgan Stanley. I'm here to introduce CVS.

And as you know, the drug operating environment has been going through a lot of changes here in the last several months. We have got the Wal-Mart $4 generic drugs, the average wholesale price controversy, the new Medicare Part D and rising generic waves, and now we have the CVS-Caremark merger to think about. So I think we will hear a lot about that from Dave Rickard, who is our speaker. And also with us on the podium, we have Investor Relations' Nancy Christal. So let me turn it over to David.

Dave Rickard - CVS Corporation - EVP, CFO, Chief Admin. Officer

Thanks, Mark. Good morning, everyone. It just keeps getting better and better, doesn't it?

It's a delight to be here today talking about CVS. It's such an exciting time in our history. You know that on November 1st, we announced a merger of equals with Caremark. We were creating the nation's largest integrated pharmacy services provider. And you can imagine, over the last couple of weeks, we have been with a lot of investors and owners and we have done nothing but talk about that deal, as you can well imagine. And probably if you have been thinking about CVS, you have been thinking about that deal as well.

So you might have missed the fact that we delivered exceptional third-quarter results -- revenues up 25%, net income up over 22%, even after absorbing $0.05 of dilution from the Osco/Sav-On deal. And you probably didn't notice that October sales results continued at a very healthy pace with overall comps up 9.3%, pharmacy comps up 10.7% and front store comps up 5.8% .

And perhaps the fact that the stores we acquired from Eckerd in June of 2004 continued to deliver robust sales growth went unnoticed, even though they boosted our overall comps for the company by 125 basis points for the nine months through September. Also, perhaps unnoticed was the considerable progress we have made on integrating the Osco and Sav-On acquisition that we acquired in June of 2006. That's in integration that's right on track. The systems are fully integrated and the store conversions to the physical look and feel of CVS will be completed in February of '07.

And you might have overlooked the fact that our ExtraCare program boasts over 50 million active cardholders who come into our stores as much as once a week. And if that is all true, you might not remember that CVS operates in a very vibrant industry with highly favorable long-term demographics, like the aging population, the influx of major new generic drugs and the discovery of new and better drug therapies in the biotech arena.

But all of that can be forgotten. Suffice it to say that CVS continues to post very strong numbers quarter after quarter and we plan on finishing this year very strong. That being said, I plan to spend my time today talking about our latest in the string of big news, our merger of equals with Caremark.

So let's move to that. We'll start with the cautionary statement regarding forward-looking statements that our lawyers have asked that we expose to you before we get into some of the further comments. I will leave it on the screen and allow you to read it. I'm not going to read it to you. The great news is, I have another one of these at the end.

Okay, what's the transaction? Very simply, it's a stock-for-stock merger of equals. CVS will issue 1.67 shares of CVS stock for each Caremark share. The resulting ownership will be 54.5% for CVS, 45.5% for Caremark on a pro forma basis. The name of the combined entity will be CVS/Caremark Corporation and the stock symbol will be CVS on the New York Stock Exchange.

The management team -- Mac Crawford, current Chairman of Caremark, will be the Chairman of the combined entity. Tom Ryan, our current Chairman, President and CEO, will become President and CEO of the combined entity. I will be the CFO. And Howard McClure, who is currently the COO at Caremark, will become the Caremark Pharmacy Services Business President and responsible for the integration of PharmaCare into Caremark.

The board composition will be 50-50 -- half from the Caremark Board, half from the CVS Board. It has not yet been determined whether that's six and six, five and five, four and four. It will be an equal number; we just haven't defined at this point what that number is.

The corporate headquarters will be in Woonsocket, Rhode Island, and the PBM headquarters will be in Nashville, Tennessee. So there will be minimal disruption to the managements of the two current entities. And he expected closing is within six to 12 months. We think that the FTC will carefully consider this, that we would likely get a second request or a third request. But at the end of the day, this is so pro-competitive and pro-consumer that it will pass muster with them.

So what does CVS bring to the party? Well, CVS is the number-one drugstore chain in America with 6200 stores, a significant presence in over 70% of the top 100 US markets; typically, number one or number two market share. Organic store growth, a store base growth of 3% to 4% per year. We bring a growing pharmacy business, gaining retail share. We have been gaining share historically. We continue to do that.

We bring upside from the Eckerd acquisition and the Sav-On/Osco acquisition, and that shows itself up in revenue, in shrinkage and in operating margin. We bring explosive growth of MinuteClinic, the largest US provider of retail based health care. And, we bring a vibrant front-store business, featuring our ExtraCare card, the exclusive brands that we've brought our store that are only available in this country and CVS, and strong same-store sales. So I think we bring a lot to the party.

But then, so does Caremark. They bring a pharmacy services business with a strong PBM, a very large and strong specialty business, the largest and best disease management operation in the country. They bring a strong analytics and outcomes capability. They have over 200 analytics people. That, by the way, compares with PharmaCare that has six. They bring connectivity, e-prescribing. They are the PBM leader in that arena.

They also have an attractive and balanced customer mix. Many Fortune 1000 employers, health plans and now a new and vibrant Medicare Part D business. Financially, they bring the highest EBITDA to adjusted script in the industry, and obviously, strong cash flow and a strong balance sheet.

So you put these together and what do you get? You get a company whose combined financial strength is enormous. Notice the footnote here -- this is a simple add together of the last 12 months reported for each company. It does not include any projections and it does not include any intercompany eliminations. But on that basis, revenue of $73 billion, EBITDA just over $4 billion, net income of $2.5 billion, debt to EBITDA quite modest at 1.5 times, and free cash flow of $1.9 billion. Now it's interesting that the last 12 months period for CVS includes integration-related capital expenditures on the Osco/Sav-On business, as well as an influx of usually high inventories in the initial period of Osco/Sav-On introduction. So the cash flows are somewhat lower in this proceeding period than sort of an ongoing level. Nonetheless, $1.9 billion is a pretty big number.

So, why do this merger? Well, Caremark wanted to get closer to consumers. Think about what we have been doing as an industry, combined health care delivery industry in this country, for the last several years. We have been constraining consumers. We have been saying to them, you don't have choice here, you must do it this way. And we've been saying that in order to save money. And how have we been saying that? Well, we have been saying that with multi-tier co-pays, we have been saying that with restricted formularies, we've been saying that with mandatory mail. All of these things push consumers around in order to save money for payors, and it has worked. Payors have saved money.

But now what has happened is, consumers have started to say, well wait a minute, wait a minute. You are asking me to pay an increasing share of my health care bill, and you're telling me what to do with it. Don't I get some say here? You know, our generation -- I'm part of the baby boom, I'm kind of the leading edge of the baby boom -- isn't very good about respecting authority. We want to think about things. We want to get the facts, we want to make our own choices. And consumers are starting to push back and say that. And payors actually are starting to say -- I've got enough pushback here, I want you PBMs to do a little bit better job of making the employee part of the process.

Now don't misunderstand me -- I don't want to pay anymore, I don't want those cost savings to go away, but I want the consumer to have a little more choice. I want the consumer to feel that he is legitimately more involved in health care decisions. So that 's the pressure. And Caremark says to itself, well gee, our focus and most of our time is spent looking at the payor side. We really haven't spent a lot of time worrying about the downstream, the consumers. And now that you think about it, our principal way of contacting them is either through the mail or the occasional phone call. And when it's a phone call, it's a stranger calling, so it's not an intimate relationship at all. So we need to find -- if we're going to be successful going forward, and if this is going to become an increasingly consumer-centric health care environment, then we need a way to touch consumers better than we now can. And the very logical way to do that is to link up with somebody who's already touching consumers.

CVS wanted to build the successful retail PBM model. We have some examples of things we have done with PharmaCare that work with the PBM and the retail operation to deliver better services and better outcomes for consumers and for payors, but we need to achieve sufficient scale to have those things make a difference. And obviously, linking up with Caremark, the largest PBM, is a wonderful way to achieve that scale very, very quickly.

And if you think about it, the combined company should be better positioned to participate in high-growth sectors within this market, the exploding biotech and specialty segments specifically. Combined, these two companies will have the largest specialty pharmacy business in the country.

Consumer-centric health care -- that's what I was just talking about -- the ability to tailor programs to give consumers choice to make it more likely that they will do the right things from a health care standpoint, and if they do that, if they get the right treatments to minimize their lifelong cost of health care. And disease management programs. Caremark has the best disease management program in the country today, and that is without the ability to influence at the point of decision what consumers do. Imagine what that business can be if further information and further choice is presented to consumers at the point of purchase. The combined company will be a proactive thought leader in shaping the direction of health care. And I'm talking here about health care policy in this country. Think about it today, health care questions come up, laws are proposed and so forth, and CVS and our agency, the NACDS, run down to Washington and pitch our point of view. And then, the PBMs run down with their association and pitch their point of view. And lawmakers are forced to sit there and say, well which of this is right? Which of this is self-serving? Which is really going to be beneficial for health care delivery in this country? And to make that trade-off. And they really don't have a place to go to get a balanced perspective. That will change with this combination.

So somebody has asked, well, why don't you guys just do a joint venture, an alliance? Couldn't you get some of the same benefits that way? And the answer is, yes, we probably could, and we did think about that. But we decided ultimately that that wasn't a good solution. Why not? Well, first of all, if you have ever negotiated a joint venture, you know one of the most difficult things to do is to align the incentives of both parties toward optimization of the total end product or outcome, because each party is in effect motivated to get the most he can for his side of the joint venture. So getting the joint view, getting the common weal to be important, is difficult to do in that environment.

Secondly, if you do get past that hurdle, it's difficult to align systems. Systems alignment is a fairly expensive proposition. If you have a joint venture and you're unsure what happens after the first five years, whether it continues or whether it does not continue, you may be a little reluctant to invest overly in systems integration. Therefore, you may end up without the level of systems integration that you probably and optimally should have.

And I think the third and most important thing, the most important constraint on the success of joint ventures, is that things change over time. You negotiate a joint venture in the context of a set of conditions that exist, and then the world goes on and the conditions change. And it's very difficult to get the joint venture to change along with them. Whereas in a company structure, it's essentially automatic that you adjust to changes in the environment. And you can easily adjust internal incentives, you can easily adjust structures to deal with changed circumstances. And it seems to me that this feature of adjusting to change over time is the single-largest explanation for why you have seen over the past 30 to 40 years that the dissolution of many large, important joint ventures that were entered into by large, professional, capable companies. I'm not going to name names from the podium, but you can think of the examples.

And, finally, there is a fairly large governance challenge in any joint venture. Typically, joint ventures and concepts start out as 50-50. You know, we will share leadership and if the goodwill is there at the beginning, that often can be done, but over time, it's difficult to literally share on a 50-50 basis major decision-making. People just have different points of view and the people who are responsible for joint ventures typically are CEOs or are near CEOs, and they have the ability to understand, conceptualize the business, and they have a certain amount of personal drive. You get two of those together trying to share 50-50 checking in with the other constantly, it's not an ideal environment. So we thought about it. We think that that's not the right answer, and a much better answer is the merger of equals that we have announced.

Another frequently asked question -- why now? You know, given the fact that you have very positive industry trends, things are going very well in the industry, and the big long-term things like population growth the short -term things like generic introductions; this is a time that you guys are living in clover. And both businesses are doing very, very well. Look at their third quarter announcement, look at last years results, this year's results, this year's projections, next year's estimates. It's all very positive. So why would you interrupt that?

And the answer to that is -- we are going to interrupt that because we should interrupt that. We have had top-to-top series of year-long discussions that started actually in October of '05 in which the CEOs of the companies got together not for the proposal of seeing whether a deal could be done, but got together for the purpose of checking in, a major supplier and a major vendor talking with each other, as large businesses should do. And they talked about the industry and conditions and developments of late, and they talked about the future and what they saw coming. And they found that they had a shared vision, that they saw the future very much the same way.

And then they started talking about, well then, should we be doing anything different? Should we be relating to each other or to third parties outside of the two of us in a different way? And is there a best play? And is there a best answer? And they came to the view that we could be more effective in delivering an end-to-end product to service consumers better, to give them more choice, to make it much more likely that they would stick to their medication regimens, and that they would have better health as a result, and that it would lower cost for the industry overall as a result. That it would service payors better, their costs would be lower, the services provided would be greater, and it would serve us better. We would be providing incremental services, not at higher costs, but incremental services, and we would be more efficient as a total company. We would be able to certainly buy more efficiently than we can today as two separate entities. We could structure ourselves more efficiently as a combined entity, and we could take advantage of the operational efficiencies that each company has and the structural advantages that each company has more effectively as a combined company.

The timing was good for both companies. As I said earlier, the Osco/Sav-On acquisition will have been completely integrated physically by February of '07. The Eckerd acquisition has been fully integrated for some time now. Caremark's acquisition has been integrated for some time now, so that's not in the way. The PBM selling cycle as it happens is basically done for the 2007 contract year. In the 2008 contract year, negotiations don't start in earnest until February or March of next year. So nothing about this announcement interrupts the PBM selling cycle.

But most importantly, I think payors and consumers are asking for it. They are asking us to control costs, to deal with complexity, to improve health care outcomes and offer consumers more choice. That is a long-term pressure. That is a long-term demand, but long-term demands need to be met at some point. And if they're not met, they become long-term problems. So this is a way to meet those. So that's why now.

Another question people ask -- why at this price? How come there wasn't a different price for Caremark or a different price for CVS? Now why did you guys do it at 1.67 shares of CVS stock for each share of Caremark? And the answer to that is, that we came to the conclusion that this thing should be put together, that it should be structured as a merger of equals with roughly equal governance, roughly equal representation in various ways. And so, therefore, the combination should be done at the price that reflects the value of the two companies without premium. So what is that price? Is it the price the day of the close or the day of the announcement, the day before the announcement, the average of the opening -- what is it? And we said, well, we're each affected by things in the very short -term. Somebody has a load of stock to sell or somebody wants to establish a big position. There is some announcement from a competitor. In this case, we had the $4 generic announcement, and then the second $4 generic announcement when that was expanded, and the third announcement of the same thing. I guess they are still announcing it out there somewhere. And then, we had the controversy all of First Databank and whether [WAC] was going to go away or go down or go up or whatever is going to happen to that. And each of those things affected our stocks. They affected the CVS stock. The $4 generics really hammered our stock. And then the First Databank frame really hammered Caremark's stock more so than us. We went down; they went down a lot more.

But the point is, we both got affected by the same thing. And as it happened, we both in the aggregate over a period of time got affected by approximately exactly the same amount. We moved together.

So we took a 90-day average, the last 90 days prior to actually signing the deal, and we said that should sort out the ups and downs, the short -term stuff. And that came out to approximately 1.67. That was the basis of the deal as it was signed. But if you look at this chart, you will notice that if we had said, instead of 90 days, well how about 30 days? We would have had the same number. What if we had said six months? It's the same number. How about a year? Well, a slightly higher number. How about two years? Well, a slightly lower number. And then, looking at the other side, if we had gone for the one day, the price that we're paying, the number of shares that we're paying for Caremark's share shows some modest premium, 6.5% . But the remarkable thing to me is that all of these numbers are about the same. And so this deal was done not based on some negotiation, not based on some clever insight that somebody had on our side and negotiated successfully for our own side, but rather what the market told us. We lessened in the aggregate to what you guys said the value of these companies was. And we simply reflected that in the transaction.

Along the way, we have had some industry questions come up and have interrupted some of the discussion about the deal. And in fact, in the press especially, they have been largely misled into thinking that this has something to do with the Wal-Mart generic price promotion, the $4 generics. That actually, each of the major participants in the chain drug business was able to quantify an effect, and each has publicly said that the effect was less than one prescription per store per week in the Tampa market where it first was introduced. I will tell you that the second week was less than that. That was based on the first week. The second week was less than that.

And I will tell you that the rollout to total Florida was about half of the effect that it had in Tampa. Well, why would that be? Well, if you have the Governor of the state making a promotional announcement in a city, Tampa, you're going to get a lot of press, it's brand-new, it's exciting. It's somehow official, and certainly state-approved, so it must be real. So that generated a lot of buzz and it generated a lot of business.

Then it was announced -- we are expanding this to the whole state, and the Governor again accommodated their request, got up, put his seal of approval on it and said it was important. But you know what, it was not quite as new in terms of news value, and it was a little diluted because he couldn't be in each state city announcing it as he was in Tampa. So I think it just had less news value, had less impact. And then it has been expanded since to other parts of the country, and quite frankly, very hard to read if there's any impact. It obviously is not helpful, but it does not seem to be greatly hurtful.

Average wholesale price in this whole First Databank thing, you know, that is a concern, it's a disruption, it's a flutter. We deal with these kinds of things often over the years. We view this as something that simply will get adjusted in contracts. I suppose there probably are a small handful of payors who think they are about to get a big windfall. I think those payors are deluding themselves. It's not economic to service these contracts at 5% less than their current stated agreed values, so they won't be serviced, in all likelihood. So they will get adjusted. The question is -- how rough a process will it be to get there? I don't think it will be terribly rough. Most of the payors we talk to understand this, so I think this thing will pass.

Average manufacturer price -- this is the federal government's program to reduce their participation in Medicaid payments, to pay for in effect just the ingredient, leaving the dispensing fee to the states. That we have said since it was enacted is likely to be a negative to the industry and a negative to us. The only question is how much of a negative, and nobody knows that. CMS has not yet issued the list of AMP pricing, nor have they issued a definition what it should be, what they are trying to get done. Is it all of the revenues divided by all of the pills, that average? If so, then it will not recognize the difference between the price that, for example, hospitals pay and the much higher priced that chain drug pays for those same drugs. So if they have an average that does not recognize that difference, then we will have AMP plus some percent to get to the reimbursement level. But all that has to be worked out. In addition, the state reaction has to be worked out. Those negotiations are well underway, but we need to in effect go to the states and say, well you know, you guys used to pay us $2, and you called that a dispensing feet? Well guess what, that doesn't pay for dispensing. According to the NACDS, dispensing on average costs about $10 a script, so $2 isn't sufficient. And since the federal government is no longer overpaying on the ingredient in effect funding part of the dispensing fee, you guys have to step up.

Now we go and say that to a state, the state can have any of several reactions to that. One reaction would be, oh, I understand, yes, I get it, let's raise the fee. What do you need? Not too many states have been there.

Another reaction is -- interesting you have that problem. Some of the states have landed on that one. But, there is actually some productive dialogue going on, and in fact one state, the state of Louisiana, has passed legislation signed by the Governor. So therefore, a fully enacted law that does provide for an adequate dispensing fee. And, we appreciate that. We hope others follow soon. Typically, these kinds of things are resolved at the very last minute, so I think it is going to be probably January, February before we have a very good read on the state side of this issue. But, I do think on balance, it is going to be a negative. We have said that consistently from the beginning.

Okay, what are the expected immediate benefits to shareholders of this combination, of this merger of equals? Well, number one, it is going to be we think accretive in the first full year of operation. If it closes sometime in 2007, that would mean in 2008. We expect to achieve about $400 million in cost reduction synergies, mostly purchasing savings, but also some operational efficiencies and some redundant overhead. The $400 million is a 2008 run rate. And we believe that it will better position the PBM post -merger for new RFPs on both existing and new business. It will enable them to offer a greater variety of benefits, of services, and it will allow them to provide that at a better value. So those are the immediate benefits.

What do we think the short-term benefits to shareholders are beyond that time frame six to 18 months after close? We think one of the possibilities there is the sale of OTC products with pharmacy mail-order. We have CVS.com. We do this today. But the scale of operation at Caremark is such that introducing that to that operation might be highly profitable. And if you think about common chronic disease states, very often there are OTC products that are helpful in addressing those same things. They may get the prescription for diabetes, but there may be eye care or foot care products that they should consider. And what if we were in the position when the order came in to call up and say, you know what, often people with your disease states need these OTC things. We have them available at these reasonable prices, would you like us to throw them in the bag?

We think we can improve retail pharmacy productivity through better use of retail and mail offering. Think about a pharmacy and the economics of a pharmacy. The most important single element is the cost of the pharmacist, and adding a pharmacist is very expensive. If you look at the profitability per script -- as volumes grow in a pharmacy, the profitability per script goes up, then you hit that point where you have to add a pharmacist, and it drops. And then it starts up again. Well what if you could avoid the drop? So what if you had a pharmacy that was doing 1800 scripts a week and it was just about to add the third pharmacist and you contacted people with chronic conditions who were picking up on a monthly basis and you said, you know what, we're delighted to service you in any way you would like. We're delighted to service you the way we are now, but how would you like 90 days delivered to your door once every three months? You can still come in and talk to the pharmacist, you can still take advantage of all the things we have to offer here at CVS, but this is just a different delivery system. Would that be better for you? And the answer sometimes is going to be yes, and if we offloaded 200 scripts, then we would avoid that third pharmacist.

We can and will accelerate the MinuteClinic rollout and accelerate the capture of that traffic. MinuteClinic is, as you know, these in -store clinics typically about a 10-by-10 foot box with a door. Inside is a nurse practitioner or a physician's assistant, highly skilled at the top end of the nursing profession with computerized protocols to follow to treat everyday common ailments. That is the deal today. We own MinuteClinic. We bought it in the third quarter. We presently have just over 100 MinuteClinics in operation, mostly in CVS stores. We have a few at corporate headquarters, including CVS corporate headquarters.

MinuteClinics offer a service for a price range of anywhere between typically $45 and $60, and this is treatments for pinkeye, earaches, stomachaches, flu shot needs, whatever, all listed services, a limited line. Those same services if treated in a doctor's office -- and I'm not going to talk about the difference in wait time -- those same services if treated in a doctor's office would be approximately $90 to $100. And those same services provided by a hospital emergency room would be approximately $300. About 30% of adult Americans don't have a primary care physician. What do they do when they have a very serious tummy ache? They go to the hospital emergency room, and they get it treated -- $300.

So MinuteClinic offers these treatments. Typical turnover is 15 minutes or less. Typical wait time is less than 15 minutes. It's inexpensive, so it's a very good thing for the health care system in the United States. We have put it into some corporate headquarters. We put it into our headquarters. It has been there I guess almost a year now. And one of the statistics that may be interesting to you is that our hospital emergency room visits are down 12%. So we save 12% times the difference between $350.

With Caremark, we can add this as part of the combined offering, we can put it into a lot more corporate headquarters. There is a huge opportunity there. In a corporate headquarters setting, there is the cost -saving, that is important. But probably even more important is the fact that the employee, rather than saying, gee, I have to leave to go to my doctor, I have to leave to go to the hospital, and I will see you later, see you tomorrow if things work out. Rather than that, they go down 15-minute wait, 15-minute treatment, they are back at their desk. Worker productivity is higher. This offers us the opportunity to accelerate that rollout.

And then, finally, we have a positive CVS PharmaCare experience. We have found ways increasingly to work together as between the drugstore and the PBM within the corporate ownership of CVS. One popular example, and many people know about it, is that in one or two of our contracts, we have offered as part of the plan design 20% off on CVS-brand products for people in the plan. And we find that that leads to higher sales of CVS brand, or private-label as some people call it, products, and it also is one additional service to those plan members.

I want to say though that PharmaCare operates not just in CVS stores, PharmaCare operates a network of somewhere between 56 and 60,000 drugstores across the country -- that's almost all of them -- and operates just like any other PBM does. It is not exclusive to CVS, it does not favor CVS. It does not give CVS information that would permit CVS to target the customers of other drugstores. And CVS Pharmacy does not want that information because that is not the way this business is done. There are firewalls between the PBM and the retail drugstore. That does not mean they cannot work together in legitimate ways, but it means they won't violate the trust basically of the something like 50,000 pharmacies that are not CVS pharmacies, that are typically in the PharmaCare network.

Similarly, when we combine with Caremark, that will be the same deal; no difference there. We want broad networks. This is not about restricting networks. So nothing should change for consumers or for payors relative to the reach of the network. And nothing will change in the relationship between the retail operation and the pharmacy -- the PBM operation with respect to the confidentiality of sensitive data. There has been some misunderstanding and misreporting on that point, so I just wanted to clarify that.

So those are some short -term benefits. How about longer-term benefits? And, again, these are just examples. These are not firm, final decisions, but these are examples. Improved disease management programs utilizing Caremark products and organization, CVS pharmacies and

MinuteClinic nurse practitioners. Let me give you an example. Today, if somebody comes into a CVS Pharmacy, the pharmacist -- tap, tap, tap -- brings up the file and sees what this patient is taking, all of the medications that this patient is taking, whether it comes from the store he's in or any of the other 6000 stores in the CVS network. And one of the things he does is a drug interaction review, or a [DUR] review, to make sure there aren't going to be any adverse consequences of a drug interaction with another drug being taken, and that is an important function of drugstores. However, if this particular patient, let's say it's a diabetes patient, and let's say she has started to develop some foot problems, which often happens. And let's say she went to a podiatrist, not her regular doctor, a specialist, and he prescribed a medication for her and she went to the pharmacy that was right next door, not a CVS Pharmacy, got that prescription filled and went about her way. The CVS pharmacist has no way of knowing that. But, if she happens to be a Caremark participant, with this combination, that additional information would flow in, and it could flow in with a message. And the message could be -- physician, please be aware Mrs. Brown is on not only your diabetes medicine, but also a foot medication, a lotion that she should be applying every day. She got the first fill, but has not refilled it. It has now been three months. Something is wrong. Please inquire. So the pharmacist says, Mrs. Brown, can you come over to the consultation area please? I would like to talk with you for a moment. And he says, this is what I am told. What's the deal? And Mrs. Brown says, well you know, I got that stuff, I tried it, I wasn't quite sure how to put it on and it didn't seem to be doing any good, so I quit taking it. And the pharmacist says, well look, it really is quite important that you do all the things your doctor says you should do, given your condition. So I'm going to strongly encourage you to renew that, get that prescription filled. And oh, by the way, why don't you walk over to that MinuteClinic, the nurse practitioner in there will show you how to put it on, and it will do you some good. So Mrs. Brown goes over, the nurse practitioner shows her how to put it on, comes back, fills the script, goes home.

What has happened there? Well, Mrs. Brown is going to have a better health outcome. Mrs. Brown is not going to have a health crisis with her feet in a few months or a few years. So the cost of maintaining Mrs. Brown's health is lower. That's a good thing.

The payor paid a little bit more, paid for that extra script in CVS, paid to that visit to MinuteClinic, but over time is going to save health costs on that life and is going to do a better job for Mrs. Brown. So they are a winner. And of course, CVS got that extra script, got that $50 fee in MinuteClinic and made a friend. So a win for us.

Okay, I'm going to finish quickly. Other long-term benefits. Improved patient compliance to pharmaceutical therapy in various ways, again, the ability to notify from the PBM to the retail outlet will be well-positioned. We've talked about addressing consumer-centric trends in health care, health savings accounts, high deductible plans, both in the design and the administration of those plans. There may be a potential to offer products designed for uninsured and uninsured population. That's a huge population that has not been well served. Better positioned to drive generic substitution and economics guiding the patient, again, from design through to execution at the counter, and better positioned to drive most appropriate brand drugs as well through consultation.

So in summary, what does this merger mean? We're leading the industry change by creating the premier pharmacy services provider. There are significant short -term cost reductions to make it financially attractive right away, and certainly long-term opportunity is expected to drive significant shareholder value. So in summary, that's what this means.

I have one more set of legal things that did not pop-up here, so look in your SEC filings for the other legal stuff.

Thank you very much.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.